UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934

G Medical Innovations Holdings Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G39462141
(CUSIP Number)

Jonathan B. Rubini

P.O. Box 202845

Anchorage, Alaska 99520-2845

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G39462141	13D	Page 2 of 5 Pages

1.	Names of reporting persons Jonathan B. Rubini
2.	Check the appropriate box if a member of group (See Instructions)	(a) ☐
(b) ☐
3.	SEC use only

4.	Source of funds (See Instructions) PF
5.	Check if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.	Citizenship or place of organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole voting power 7,823,152(1)
	8.	Shared voting power 3,265(1)
	9.	Sole dispositive power 7,823,152(1)
	10.	Shared dispositive power 3,265(1)

11.	Aggregate amount beneficially owned by each reporting person 7,826,417 (1)
12.	Check if the aggregate amount in row (11) excludes certain shares (See Instructions) ☐
13.	Percent of class represented by amount in row (11) 23.3%(2)
14.	Type of reporting person (See Instructions) IN

(1)	See Item 5.
(2)	Based on 33,477,001 Ordinary Shares issued and outstanding as of October 23, 2023 as reported by the Issuer to the Reporting Person.

CUSIP No. G39462141	13D	Page 3 of 5 Pages

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Statement on Schedule 13D initially filed by Jonathan B. Rubini (the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on February 3, 2023 (the “Statement”) with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of G Medical Innovations Holdings Ltd., a Cayman Islands exempted company (the “Issuer”).

The following amends and supplements Items 3, 4, 5, 6 and 7 of the Statement.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented to add the following:

The Reporting Person purchased the Ordinary Shares described in Item 4 using his personal funds.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

On April 7, 2021, the Issuer obtained a convertible loan from the Reporting Person in an aggregate amount of $600,000, against issuance of convertible debentures (as amended on June 1, 2022, the “10% Convertible Debenture”) and warrants to purchase 3,907 Ordinary Shares (the “2021 Warrants”). The 2021 Warrants have an exercise price per share of $1.75 and are exercisable until April 7, 2026.

On November 30, 2021, the Issuer entered into a joint development, licensing and distribution agreement with Heartbuds AK, LLC (“Heartbuds”), an Alaska limited liability company and an affiliate of the Reporting Person (the “Joint Development Agreement”). As contemplated in the Joint Development Agreement, Heartbuds received (i) 3,265 Ordinary shares, and (ii) $1,000,000 in options to acquire Ordinary Shares (the “Heartbuds Options”). In accordance with the terms of the Joint Development Agreement, subject to achievement of certain milestone, vesting and other terms and conditions set forth in the Joint Development Agreement, the Heartbuds Options will become exercisable into 13,106 Ordinary Shares.

On October 20, 2022, the Issuer and the Reporting Person entered into a Securities Purchase Agreement (the “2022 SPA”) in connection with a private placement investment for 79,365 Ordinary Shares and warrants to purchase 79,366 Ordinary Shares with a price of $6.30 per share and associated warrant (the “2022 Warrant”) for aggregate consideration of $500,000. The 2022 Warrants have an exercise price per share of $6.30 and are exercisable at any time beginning 30 days after issuance with a term of five years from issuance. In connection with the 2022 SPA, the Reporting Person and the Issuer agreed, inter alia, to amend the applicable interest rate and conversion price adjustment date of the 10% Convertible Debenture.

On April 18, 2023, the Issuer repaid in full the principal and accrued interest of the 10% Convertible Debentures.

On September 29, 2023, the Issuer and the Reporting Person entered into a Securities Purchase Agreement (the “2023 SPA”) in connection with a private placement investment and issuance of a total of 9,009,009 Ordinary Shares (the “First Closing Shares”) with a price of $0.0555 per share for an aggregate consideration of $500,000 (the “First Closing”). Pursuant to the 2023 SPA, the Issuer will issue additional 9,009,009 Ordinary Shares (the “Second Closing Shares”) with a price of $0.0555 per share for an additional aggregate consideration of $500,000 subject to achievement of certain milestone (the “Milestone”) and other terms and conditions set forth in the 2023 SPA (the “Second Closing”) and, if the Milestone and Second Closing shall not occur until January 30, 2024 (the “Second Closing Deadline”), the Reporting Person may (but is not obligated) to purchase the Second Closing Shares by sending a notice to the Issuer within six months following the Second Closing Deadline. In connection with the 2023 SPA, the Issuer’s Chief Executive Officer (the “CEO”) made a commitment that he would remit to the Reporting Person a portion of any payments made to the CEO by the Issuer or any subsidiary that are in excess of a monthly base salary threshold (the “CEO Letter”). On or about October 15, 2023, the Reporting Person assigned a portion of his rights and obligations under the 2023 SPA and the CEO Letter to unaffiliated third parties, such that (i) at the First Closing, he will be issued 7,657,658 Ordinary Shares out of the First Closing Shares (the “2023 Shares”) and (ii) at the Second Closing, if any, he will be issued 7,657,658 Ordinary Shares out of the Second Closing Shares (the “2023 Milestone Shares”). The issuance of the 2023 Shares to the Reporting Person occurred on or about October 16, 2023.

CUSIP No. G39462141	13D	Page 4 of 5 Pages

The Reporting Person intends to closely monitor his investments and may from time to time take advantage of opportunities presented to him. The Reporting Person may in the future also formulate plans or proposals regarding the Issuer, including possible future plans or proposals concerning events or transactions of the kind described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Depending upon the Reporting Person’s continuing review of his investments and various other factors, including those mentioned above, the Reporting Person may (subject to any applicable securities laws and lock-up arrangements) decide to purchase additional Ordinary Shares or to sell all or any part of the Ordinary Shares or other securities owned by him from time to time, on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable, although he has no current plans to do so. Except as set forth above, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The aggregate percentage of shares reported beneficially owned by the Reporting Person is based on 33,477,001 Ordinary Shares issued and outstanding as of October 23, 2023 as reported by the Issuer to the Reporting Person.

(a) The Reporting Person beneficially owns 7,826,417 Ordinary Shares of the Issuer, which constitute 23.3% of the outstanding Ordinary Shares of the Issuer. For the sake of clarity, such 7,826,417 Ordinary Shares (i) include the Ordinary Shares underlying the 2021 and 2022 Warrants and the Ordinary Shares held by Heartbuds and (ii) exclude the 2023 Milestone Shares and the Ordinary Shares underlying the Heartbuds Options.

(b) The Reporting Person has sole voting and dispositive power of 7,823,152 Ordinary Shares of the Issuer. The Reporting Person, by virtue of its affiliation with Heartbuds, may be deemed to beneficially own, and share the power to vote and dispose, of the 3,265 Ordinary Shares held by Heartbuds.

(c) Except as set forth herein, the Reporting Person has not effected any transactions in the Ordinary Shares in the 60 days preceding September 29, 2023.

(d), (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described herein (including Item 4 above), there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and any other person with respect to any securities of the Issuer (including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies).

Item 7. Material to be Filed as Exhibits

99.1	Form of 2021 Warrants (incorporated by reference to Exhibit 10.38 to the Issuer’s Form F-1/A filed with the SEC on April 22, 2021).

99.2	2022 SPA (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC on October 27, 2022).

99.3	Form of 2022 Warrants (incorporated by reference to Exhibit 99.3 to the Issuer’s Form 6-K filed with the SEC on October 27, 2022).

99.4	2023 SPA (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 6-K filed with the SEC on October 10, 2023).

99.5	Joint Development Agreement (incorporated by reference to Exhibit 10.39 to the Issuer’s Form F-1 filed with the SEC on January 31, 2022).

CUSIP No. G39462141	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 24, 2023

By:	/s/ Jonathan B. Rubini
Jonathan B. Rubini